

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2021

Joseph A. Vitiritto
President and Chief Executive Officer
P.A.M. Transportation Services, Inc.
297 West Henri De Tonti Blvd.
Tontitown, Arkansas 72770

> **Re: P.A.M. Transportation Services, Inc.**
> **Registration Statement on Form S-3**
> **Filed June 29, 2021**
> **File No. 333-257513**

Dear Mr. Vitiritto:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Courtney C. Crouch, III, Esq.